                              S  A  M

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 04-09

  March 6, 2009

SAMEX MINIMIZES ACTIVITES IN BOLIVIA AND FOCUSES EXPLORATION ON ITS GOLD-SILVER PROJECTS IN CHILE

In light of continuing political uncertainties in Bolivia, SAMEX has decided to reduce a portion of its interests in the country by dropping low-priority properties.  The Company will continue to maintain its interest in the Eskapa project which hosts important precious metal targets.

In addition to dropping three properties, SAMEX has also reduced its Bolivian office, staff and operating expenses to a “care and maintenance” level as the Company does not plan to conduct any exploration this year on its remaining Bolivian properties.

SAMEX exploration activities for 2009 will be focused on its high quality gold and silver projects in Chile.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.